

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

William Y. Carroll, Jr.
Chief Executive Officer
SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, TN 37919

> **Re: SmartFinancial, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 7, 2021**
> **File No. 333-256870**

Dear Mr. Carroll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance